Exhibit 99.1

GOLD FIELDS

MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Gold Fields CEO Chris Griffith steps down; Martin Preece appointed interim CEO

Johannesburg, 13 December 2022: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) has announced that Chris Griffith will step down from the Board of Directors and as Chief Executive Officer (CEO) of Gold Fields, effective 31 December 2022.

Gold Fields Chairperson Yunus Suleman said: "We thank Chris for the commitment and dedication he showed as CEO of Gold Fields, especially during the Yamana Gold transaction. We were all disappointed that the Yamana deal did not go through, as we felt it was a compelling deal which would have created a strong company and created value for all our shareholders. The company is performing well, delivering strong shareholder returns and we continue to deliver on the strategy, including growing the value and quality of our portfolio of assets."

Mr Griffith commented: "The Board and I agree that the company's strategy, including growing the value and quality of the portfolio, continues to be the right one, but we also felt that the Yamana setback should not be allowed to impede the company's strategy. So, as CEO I felt that I should take responsibility and allow the company to move forward under new leadership unencumbered by the Yamana transaction.

"I want to thank the Board for the opportunity to lead the successful company that is Gold Fields, and to have worked with them to help refine its strategic direction."

Martin Preece, EVP of Gold Fields South Africa, has been appointed to lead the company as Interim CEO and will join the Board effective 1 January 2023. Mr Suleman said: "I want to congratulate Martin on his appointment as Interim CEO. A 37-year industry veteran and a board member of the Minerals Council South Africa, Martin is a highly respected leader with deep technical, and operational experience.

Investor Enquiries

Avishkar Nagaser
Tel +27 11 562 9775
Mobile +27 82 312 8692
Email Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel +27 11 562 9849
Mobile +27 72 493 5170
Email Thomas.Mengel@goldfields.com

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 83 260 9279
Email Sven.Lunsche@goldfields.com

Directors: YGH Suleman (Chair), CI Griffith** (Chief Executive Officer), PA Schmidt** (Chief Financial Officer), A Andani #, PJ Bacchus†, MC Bitar@, TP Goodlace, JE McGill^, SP Reid^, PG Sibiya

^Australian, †British, @Chilean, #Ghanaian, ** Executive Director
Company Secretary: André Weststrate

Our Purpose
Creating enduring value beyond mining

safety integrity respect responsibility innovation collaborative delivery

1

2 “Martin joined Gold Fields almost six years ago as an executive committee member and knows the company well, having also led the turnaround of South Deep, so he is well-placed to lead Gold Fields and its executive team. The Board fully supports him as Interim CEO. “For our producing operations and development project it will be business as usual. Martin is supported by a highly experienced executive leadership team, including Chief Financial Officer (CFO) Paul Schmidt, who has been in this role since 2008. Likewise, the leadership of the regions and our operational mine management remain in situ and fully focused on safe production.” Mr Preece said: “I want to thank the Board for this opportunity. Our focus remains on implementing our strategy and continuing to deliver operational excellence and sustainable growth. Disciplined capital allocation will remain a key focus for all our strategic decision-making as Gold Fields continues to implement its strategy. “With South Deep poised to ramp up production and Salares Norte on track to deliver first gold by the end of the 2nd quarter of 2023, Gold Fields is expected to continue delivering value for all our stakeholders.” Gold Fields’ balance sheet remains healthy, providing it with significant flexibility to pursue its strategic objectives. The Company continues to perform well and remains in a very strong position, with high- quality near-term growth that sets it apart from its global peers. The turnaround of South Deep has been sustained, with the mine performing well and on track to ramp up to around 380koz over the next two to three years. Gold Fields is also focused on delivering the first gold at Salares Norte by the end of Q2 2023 and then building up to full production in 2024. The Gold Fields strategy remains unchanged, to: 1. Maximise the potential of our current assets through people and innovation 2. Build on our leading commitment to ESG 3. Grow the value and quality of our portfolio of assets. The Board has initiated the process to appoint a new CEO. It is engaging leading global executive search firms to conduct the search, which will consider both internal and external candidates. Messrs Griffith and Preece will work together to ensure a smooth handover.

GOLD FIELDS

MEDIA RELEASE

Notes to editors

About Martin Preece

Martin Preece joined Gold Fields as Executive Vice President: South Africa in May 2017. He previously held the position of Chief Operating Officer at De Beers South Africa. Martin has 37 years of mining experience, starting his career as a learner miner and gradually building up his experience before taking up mine manager positions at various operations. After moving to Group level at De Beers he held positions as mine strategist and business development manager before becoming COO.

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with nine operating mines in Australia, Peru, South Africa, and West Africa (including the Asanko Joint Venture) and one project in Chile. We have total attributable annual gold-equivalent production of 2.34Mo, attributable gold-equivalent Mineral Reserves of 48.6Moz and gold Mineral Resources of 111.8Moz. Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary share trade on the New York Stock Exchange (NYSE).

For more information, please contact:

Gold Fields Investors
Avishkar Nagaser, EVP, Investor Relations and Corporate Affairs
Tel: +27 11 562 9775; Mobile: +27 82 312 8692
Email: Avishkar.Nagaser@goldfields.com

Thomas Mengel, Manager, Investor Relations
Tel: +27 11 562 9849; Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

Gold Fields Media
Sven Lunsche, Vice President, Corporate Affairs
Tel: +27 11 562 9763; Mobile: +27 83 2609279
Email: Sven.Lunsche@goldfields.com

Media
Brunswick Group (Communications advisor to Gold Fields)
Johannesburg: Timothy Schultz
Tel: +27 82 309 2497

Our Purpose
Creating enduring value beyond mining

safety integrity respect responsibility innovation collaborative delivery

3

4 London: Tom Pigott Tel: +44 20 7404 5959 North America: Nikki Ritchie Tel: +1 (845) 682-9850 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd Forward-looking statements This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could” “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business prospects, production and operational expectations, strategy and leadership appointments, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ annual report on Form 20-F filed with the United States Securities and Exchange Commission on 31 March 2022. Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.